SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Federal Taxpayer’s Registry (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Pursuant to article 21-A, paragraph 6, of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481, dated as of December 17, 2009 (“CVM Instruction 481/09”) and CVM/SEP Circular Letter No. 2/2020, Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 e BRKM6) notify its shareholders and the market that that, on this date, the Remote Voting Form disclosed on April 28, 2020 (“Voting Form”), regarding subjects of the Company’s Annual General Meeting to be held on May 29, 2020 ("AGM"), was resubmitted. The resubmission of the Voting Form relates to:

(i)               the inclusion of Mr. Lírio Albino Parisotto as a candidate for the separate election of an effective member of the Company’s Board of Directors appointed by minority shareholders with preferred shares, pursuant to article 141, paragraph 4, item "II", of Law No. 6,404, dated as of December 15, 1976, ("Brazilian Corporate Law"); and

(ii)             the inclusion of Mrs. Heloísa Belotti Bedicks and Mr. Reginaldo Ferreira Alexandre as candidates for the separate election of effective and alternate members, respectively, of the Company’s Fiscal Council appointed by minority shareholders with preferred shares, pursuant to article 161, §4º, item "a", of the Brazilian Corporate Law.

Therefore, items 11 and 12 related to the separate election of the Board of Directors by shareholders with preferred shares were included in the Voting Form, in accordance with item “i” above, as well as item 18 for inclusion of the separate election of the Fiscal Council by shareholders with preferred shares, in accordance with item “ii” above.

The resubmission of the Voting Form occurs under the terms of article 21-A, paragraph 3, item “I” of CVM Instruction 481/09, without affecting any of the proposals related to the AGM previously provided for in the Voting Form, so that the votes contained in the Voting Forms eventually sent to the Company will be considered valid. Nevertheless, in case the shareholder intends to send a new Voting Form in order to replace the previous one, shall perform it in compliance with the limit deadline previously established, of seven (7) days before the AGM, that is, until May 22, 2020, as provided for in CVM Instruction 481/09 and in the Bulletin.

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Lastly, in order to avoid that the voting instructions of the shareholders who might have already sent the Voting Form to the Company should be considered conflicting, the Company recommends that the shareholders forward their eventual new voting instructions to the same service provider previously used.

The Company's Investor Relations Department is at your disposal for any further clarifications that might be necessary.

Camaçari/BA, May 8, 2020.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.